VEON Granted Extension by Nasdaq for 20-F Filing Amsterdam, 13 June 2023 – VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, (“VEON” or the “Company”), confirms that Nasdaq has accepted the Company’s plan submitted May 8,2023 to regain compliance in connection with the delayed filing of its Annual Report on Form 20-F for the year ended December 31, 2022. Nasdaq has granted the Company an exception, enabling it to regain compliance with the listing rules by filing its 2022 20-F by October 30, 2023. VEON had previously reported that it would be delayed in its filing of 2022 20-F due to extraordinary circumstances in 2022; and announced that it had received notice from Nasdaq that it was not in compliance with the timely filing requirements for continued listing under Nasdaq Listing Rule 5250(c)(1). The Company’s plan to regain compliance, shared with Nasdaq in the days following the notice, was accepted by the Listing Qualifications Department of The Nasdaq Stock Market, which granted the Company an exception for delayed filing. The Company confirms that, as previously announced, it continues to work diligently together with its independent external auditor in order to complete and file its 2022 20-F as soon as possible. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to nearly 160 million customers in six dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 7% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s timeline for publication of its annual report and compliance with Nasdaq listing requirements. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. Contact information VEON Investor Relations Nik Kershaw ir@veon.com